EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

Wells Timberland Operating Partnership, L.P.	(Delaware)
Wells Timberland Acquisition, LLC	(Delaware)
MWV SPE, LLC	(Delaware)
Timberlands II, LLC	(Delaware)
Wells Timberland TRS, Inc.	(Delaware)
Wells TRS Harvesting Operations, LLC	(Delaware)